Notice Document

Retirement Advantage

Issued by

AuguStar Life Insurance Company

Through

AuguStar Variable Account D

April 30, 2024

This Notice Document summarizes certain key features of Retirement Advantage, a group, flexible premium variable annuity contract. The contract is issued by AuguStar Life Insurance Company. The Notice Document also provides a summary of contract features that have changed since May 1, 2023.

You can find other information about the Retirement Advantage contract online at augustarfinancial.com/variableproducts. You can also obtain this information at no cost by calling 877.777.1112 or by sending an email request to gpcontracts@constellationinsurance.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Form V-4827-UN

Glossary

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in a Fixed Accumulation Account.

Fixed Accumulation Account — A subset of our general account that guarantees a fixed return for a specified period of time and guarantees the principal against loss.

Fund — A mutual fund in which subaccount assets may be invested. See Appendix A.

AuguStar Life — AuguStar Life Insurance Company, the depositor of the contract.

Subaccount — A subdivision of VAD. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAD — AuguStar Variable Account D, a separate account of AuguStar Life consisting of assets segregated from AuguStar Life’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

We, Us, Our — We, us and our refer to AuguStar Life.

You — You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.

Form V-4827-UN

Summary of Contract Features That Have Changed

The information in this Notice Document is a summary of certain contract features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your contract.

Name of Depositor and Variable Account

●	On October 2, 2023, the Depositor’s name changed from The Ohio National Life Insurance Company to AuguStar Life Insurance Company.

●	On October 2, 2023, the name of Ohio National Variable Account D changed to AuguStar Variable Account D.

Availability of Funds

●

On July 28, 2023, the Morgan Stanley VIF Core Plus Fixed Income Portfolio, Class I shares, liquidated and was removed as an investment option. Upon liquidation, your investment in the Portfolio was transferred into the Fidelity® VIP Government Money Market Portfolio.

●

On December 8, 2023, the following Target Portfolio was removed as an available investment option and reorganized into the corresponding Acquiring Portfolio. Additionally, the Acquiring Portfolio became an available investment option.

Existing Portfolio	Acquiring Portfolio
PSF PGIM Jennison Focused Blend Portfolio (Class II)	PSF PGIM Jennison Blend Portfolio (Class II)

Fee Changes

The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2023:

Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.37%	1.82%

Other Fund Changes

●

As of July 28, 2023, the ON Janus Henderson Forty Portfolio changed sub-advisers from Janus Henderson Investors U.S. LLC to FIAM LLC, and changed its name to the ON Fidelity Institutional AM® Equity Growth Portfolio.

●	As of September 1, 2023, the name of the Lazard Retirement US Small Mid-Cap Equity Portfolio was changed to the Lazard Retirement US Small Cap Equity Select Portfolio.

●	As of December 4, 2023, Ohio National Fund, Inc. changed its name to AuguStar Variable Insurance Products Fund, Inc.

●

As of December 4, 2023, the names of the Portfolios of AuguStar Variable Insurance Products Funds, Inc. (formerly, Ohio National Fund, Inc.) changed with the substitution of “AVIP” for “ON” at the beginning of each portfolio’s name. Additionally, the ON Risk Managed Balanced Portfolio and the ON U.S. Low Volatility Portfolio added “AB”, and “Intech”, respectively, to their names, so their complete new names are “AVIP AB Risk Managed Balanced Portfolio” and “AVIP Intech U.S. Low Volatility Portfolio”.

●	As of April 30, 2024, the name of Ohio National Investments, Inc., the Adviser to the portfolios of AuguStar Variable Insurance Products Fund, Inc., was changed to Constellation Investments, Inc.

●

On May 1, 2024, Calvert VP S&P 500® Index Portfolio is changing its name to CVT S&P 500® Index Portfolio. Additionally, Calvert Variable Products, Inc. is changing its name to Calvert Variable Trust, Inc.

●	On or about May 1, 2024, Delaware Ivy VIP Asset Strategy is changing its name to Macquarie VIP Asset Strategy Series. Additionally, the share class is changing from Class II to Service Class.

●	On or about May 1, 2024, Delaware Ivy VIP Natural Resources is changing its name to Macquarie VIP Natural Resources Series. Additionally, the share class is changing from Class II to Service Class.

Form V-4827-UN

●

On or about May 1, 2024, Delaware Ivy VIP Science and Technology is changing its name to Macquarie VIP Science and Technology Series. Additionally, the share class is changing from Class II to Service Class.

Form V-4827-UN

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES
Charges for Early Withdrawal

If you withdraw money from your contract within 7 years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 7% of the value withdrawn, during the first year, declining down to 0% over the 7 years. For example, if you make an early withdrawal within the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 withdrawal. During each contract year, you may withdraw not more than 10% of the Contract Value (as of the day of the first withdrawal made during that contract year) without a surrender charge. No charge for withdrawals for plan payments.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions, such as when you transfer Contract Value between investment options, or for special requests (such as wire transfers or overnight mail).

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.35%[1]	1.35%[1]
	2. Investment options (Fund fees and expenses)	0.37%[2]	1.82%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	N/A	N/A

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	LOWEST ANNUAL COST ESTIMATE: $1,522	HIGHEST ANNUAL COST ESTIMATE: $2,640
	Assumes:	Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive combination of contract classes and Fund fees and expenses

● No optional benefits

● No sales charges

● No additional purchase payments, transfers or withdrawals

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of contract classes, optional benefits, and Fund fees and expenses

● No sales charges

● No additional purchase payments, transfers or withdrawals

1	As a percentage of average Contract Value in the separate account.
2	As a percentage of average Fund net assets.

Form V-4827-UN

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment

This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

Surrender charges apply for 7 years following your last purchase payment. They will reduce the value of your contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.

Each investment option (including the Fixed Accumulation Account) has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks

Any obligations (including under the Fixed Accumulation Account), guarantees, and benefits of the contract are subject to the claims-paying ability of AuguStar Life. More information about AuguStar Life, including our financial strength ratings, is available upon request by calling us at 877.777.1112.

RESTRICTIONS
Investments

We reserve the right to charge $5 for each transfer when you transfer money between subaccounts.

We reserve the right to limit transfers in circumstances of frequent or large transfers.

We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

TAXES
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.

Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation. Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form V-4827-UN

Appendix A

Funds Available Under the Contract

The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at augustarfinancial.com/variableproducts. You can also request this information at no cost by calling 877.777.1112 or by sending an email request to gpcontracts@constellationinsurance.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Corporate Bond	AVIP Bond Portfolio Adviser: Constellation Investments, Inc.	0.61%	8.30%	2.61%	2.74%
Allocation	AVIP BlackRock Balanced Allocation Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.56%	21.13%	11.96%	8.67%
Large Cap Blend Equity	AVIP S&P 500® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.38%	25.72%	15.24%	11.57%
Foreign Large Cap Blend Equity	AVIP BlackRock Advantage International Equity Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.89%	18.94%	8.52%	3.57%
Large Cap Growth Equity	AVIP Fidelity Institutional AM® Equity Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: FIAM LLC	0.86%	39.39%	15.44%	13.15%
Mid Cap Growth Equity	AVIP AB Mid Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.90%	17.05%	11.27%	8.48%
High Yield Bond	AVIP Federated High Income Bond Portfolio Adviser: Constellation Investments, Inc. Subadviser: Federated Investment Management Company	0.86%	12.68%	5.12%	4.23%
Intermediate Core-Plus Bond	AVIP Federated Core Plus Bond Portfolio Adviser: Constellation Investments, Inc. Subadviser: Federated Investment Management Company	0.58%	5.18%	N/A	N/A
Large Cap Value Equity	AVIP BlackRock Advantage Large Cap Value Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	13.37%	9.84%	8.11%
Small Cap Growth Equity	AVIP AB Small Cap Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.86%	17.22%	9.27%	7.83%
Large Cap Growth Equity	AVIP Nasdaq-100® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.43%	54.44%	22.19%	17.38%

Form V-4827-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Large Cap Blend Equity	AVIP BlackRock Advantage Large Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	25.84%	15.35%	10.82%
Small Cap Growth Equity	AVIP BlackRock Advantage Small Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.86%	20.28%	10.74%	7.39%
Mid Cap Blend Equity	AVIP S&P MidCap 400® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.41%	15.50%	12.07%	7.48%
Large Cap Growth Equity	AVIP BlackRock Advantage Large Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.71%	40.78%	17.45%	12.15%
Allocation	AVIP AB Risk Managed Balanced Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.85%	12.90%	8.97%	N/A
Allocation	AVIP iShares Managed Risk Balanced Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.67%	13.89%	N/A	N/A
Large Cap Blend Equity	AVIP Intech U.S. Low Volatility Portfolio Adviser: Constellation Investments, Inc. Subadviser: Intech Investment Management LLC	0.61%	6.59%	N/A	N/A
Foreign Large Cap Growth Equity	Invesco V.I. EQV International Equity Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.15%	17.87%	8.15%	4.07%
Large Cap Blend Equity	Appreciation Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc.	1.10%	20.67%	15.94%	10.81%
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Shares) Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.80%*	14.86%	7.04%	8.39%
Large Cap Growth Equity	Fidelity® VIP Contrafund® Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.81%	33.12%	16.36%	11.33%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.82%	14.80%	12.17%	7.85%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.83%	35.89%	19.34%	14.51%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company LLC Subadviser: Fidelity Investments Money Management, Inc.	0.37%	4.82%	1.67%	1.06%
Large Cap Value Equity	Fidelity® VIP Equity-Income Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.72%	10.38%	12.01%	8.31%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity SelectCo, LLC	0.85%	10.89%	4.96%	5.77%
Allocation	Fidelity® VIP Target Volatility Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.80%*	13.93%	6.84%	5.25%

Form V-4827-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. Subadviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.92%*	14.62%	7.44%	4.64%
Allocation	Franklin Income VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.71%*	8.62%	6.98%	5.01%
Allocation	Franklin DynaTech VIP Fund (Class 2) Adviser: Franklin Advisers, Inc.	0.90%*	43.77%	13.76%	10.37%
Allocation	Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.07%*	20.76%	5.27%	1.28%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Institutional Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.56%*	23.81%	13.61%	10.97%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Institutional Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.70%*	41.94%	17.33%	13.17%
Allocation	Goldman Sachs Trend Driven Allocation (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.97%*	15.57%	4.81%	3.41%
Allocation	Macquarie VIP Asset Strategy Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited, Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited	0.85%*	13.90%	8.27%	3.48%
Natural Resources Equity	Macquarie VIP Natural Resources Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	1.30%	1.63%	7.86%	-0.36%
Technology Equity	Macquarie VIP Science and Technology Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	1.15%	39.05%	17.17%	10.87%
Large Cap Growth Equity	Janus Henderson Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.82%	42.81%	16.54%	12.21%
Foreign Large Cap Blend Equity	Janus Henderson Overseas Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	1.14%	10.58%	10.92%	3.38%
World Large Cap Equity	Janus Henderson Global Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.86%	26.47%	13.05%	8.74%
Allocation	Janus Henderson Balanced Portfolio (Service Shares) Adviser: Janus Capital Management LLC	0.87%	15.13%	9.37%	7.73%

Form V-4827-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Small Cap Blend Equity	LVIP JPMorgan Small Cap Core Fund (Standard Shares)(1) Adviser: Lincoln Investment Advisors Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.78%	13.10%	9.41%	7.10%
Small Cap Blend Equity	Lazard Retirement US Small Cap Equity Select Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.15%*	10.02%	9.10%	6.73%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.42%	22.27%	5.01%	2.04%
Foreign Large Cap Blend Equity	Lazard Retirement International Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.10%*	15.88%	6.42%	2.98%
Allocation	Lazard Retirement Global Dynamic Multi-Asset Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.05%*	10.81%	4.00%	3.77%
Large Cap Blend Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.75%	14.19%	13.52%	10.33%
Large Cap Value Equity	ClearBridge Variable Large Cap Value Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	15.09%	13.02%	8.99%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.05%*	20.97%	13.05%	10.85%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	14.25%	10.81%	7.41%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	10.22%	8.27%	6.27%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	0.98%*	23.70%	16.39%	12.44%
Real Cap Growth Equity	Morgan Stanley VIF U.S. Real Estate Portfolio (Class I Shares) Adviser: Morgan Stanley Investment Management Inc.	0.80%*	14.52%	2.92%	4.52%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	48.32%	10.95%	11.62%
Allocation	Morningstar Conservative ETF Asset Allocation Portfolio (Class II Shares) Adviser: ALPS Variable Investment Trust Subadviser: Morningstar Investment Management LLC	0.85%*	7.84%	2.56%	2.25%
Allocation	Morningstar Income and Growth ETF Asset Allocation Portfolio (Class II Shares) Adviser: ALPS Variable Investment Trust Subadviser: Morningstar Investment Management LLC	0.86%*	10.59%	4.74%	3.67%
Allocation	Morningstar Balanced ETF Asset Allocation Portfolio (Class II Shares) Adviser: ALPS Variable Investment Trust Subadviser: Morningstar Investment Management LLC	0.87%*	12.82%	6.68%	4.99%

Form V-4827-UN

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Allocation	Morningstar Growth ETF Asset Allocation Portfolio (Class II Shares) Adviser: ALPS Variable Investment Trust Subadviser: Morningstar Investment Management LLC	0.88%*	15.27%	8.64%	6.20%
Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio (Class II Shares) Adviser: ALPS Variable Investment Trust Subadviser: Morningstar Investment Management LLC	0.89%*	16.88%	10.04%	7.06%
Mid Cap Growth Equity	AMT Mid Cap Intrinsic Value Portfolio (S Class Shares) Adviser: Neuberger Berman Investment Advisers LLC	1.26%*	10.69%	8.36%	5.88%
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 2 Shares) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.77%	9.02%	4.83%	3.24%
Allocation	TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 2 Shares) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	10.33%	5.51%	3.52%
Allocation	TOPS® Managed Risk Growth ETF Portfolio (Class 2 Shares) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	11.14%	5.86%	3.33%
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.84%	3.67%	3.16%	2.25%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.01%	5.26%	0.97%	1.09%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.48%*	-7.85%	8.55%	-0.80%
Ultrashort Bond	PIMCO Short-Term Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.66%	5.91%	2.12%	1.87%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.15%	25.93%	10.17%	5.61%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.18%	18.78%	12.13%	5.53%
Large Cap Equity	CVT S&P 500® Index Portfolio Adviser: Calvert Research and Management Subadviser: Ameritas Investment Partners, Inc. (Available before May 1, 2014)	0.28%*	25.92%	15.39%	11.68%
Mid-Cap Growth	Allspring VT Discovery SMID Cap Growth Fund (Class 2) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC (Available before May 1, 2007)	1.15%*	20.14%	9.90%	7.43%

(1) Available only in contracts with value allocated to this Fund as of May 1, 2023.

(2) Fund name and share class effective May 1, 2024. Until May 1, 2024, “Delaware Ivy” replaces “Macquarie” in the name of the Fund and the share class is Class II.

*	Annual expenses reflect temporary fee reductions.

Form V-4827-UN

You may request other information about this contract and make investor inquiries by calling us at 877.777.1112. Reports and other information about AuguStar Variable Account D are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request, at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000021586

Form V-4827-UN